SEC FILE NUMBER
001-34705
CUSIP NUMBER
192005106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Codexis, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

200 Penobscot Drive

Address of Principal Executive Office (Street and Number)

Redwood City, California 94063

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Codexis, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) prior to the filing deadline because additional time is needed for the Company to finalize its assessment of the effectiveness of its internal control over financial reporting and to complete its review of the Form 10-K. The Company is currently in the process of finalizing this assessment and completing its review, and will be unable to file the Form 10-K until it does so. The Company intends to file its Form 10-K as soon as practicable after this assessment is finalized and the review is completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David O’Toole	650	421-8152
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 27, 2013, the Company announced unaudited results for the year and fourth quarter ended December 31, 2012 and furnished these unaudited results in a Current Report on Form 8-K, which is incorporated by reference herein.

Forward-Looking Statements

Statements in this notification of late filing that are not historical facts may be deemed to be “forward-looking statements,” including those statements regarding the Company’s expected timeframe for the filing of the Form 10-K and the information to be included in the Form 10-K. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Factors that could materially affect actual results include any inability of the Company or its independent auditors to complete review of the Form 10-K within the extended filing period; the outcome of the Company’s assessment of the effectiveness of its internal control over financial reporting, which could lead to the identification of significant deficiencies or material weaknesses in the Company’s internal control over financial reporting; the possibility that weaknesses in the Company’s internal control over financial reporting could prevent the Company from accurately reporting its financial results in a timely manner; the possibility that issues may be identified prior to filing the Form 10-K that could cause the audited financial results contained in the Form 10-K to differ from previously announced unaudited results; and the possibility that the foregoing factors could result in a loss of investor confidence and adverse effects on the Company’s stock price; as well as other factors set forth in the Company’s reports filed with the Securities and Exchange Commission.

Codexis, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2013	By	/s/ David O’Toole
David O’Toole
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).